Exhibit 12.1
GULF POWER COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2016
and the year to date March 31, 2017

	Year Ended December 31,					Three Months Ended March 31,
	2012	2013	2014	2015	2016	2017
	---------------------------------------------Millions of Dollars-----------------------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings Before Income Taxes	$211	$212	$237	$249	$231	$34
Interest expense, net of amounts capitalized	60	56	53	49	47	12
Interest component of rental expense	15	13	21	30	28	7
AFUDC - Debt funds	3	3	6	5	—	—
Earnings as defined	$289	$284	$317	$333	$306	$53
FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$58	$55	$55	$57	$50	$10
Amortization of debt discount, premium and expense, net	3	3	3	3	3	1
Other interest charges	2	1	1	(5)	(6)	1
Interest component of rental expense	15	13	21	30	28	7
Fixed charges as defined	$78	$72	$80	$85	$75	$19
RATIO OF EARNINGS TO FIXED CHARGES	3.72	3.93	3.98	3.94	4.08	2.84